Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2016, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2016 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2015 Annual MD&A; our 2015 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2015 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Strategic Highlights” in our 2015 Annual MD&A.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 16, 2016 and was approved by the Audit and Risk Committee of our Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter refers to the three months ended September 30, 2016 and year to date refers to the nine months ended September 30, 2016. All results commentary is compared to the equivalent periods in 2015 or as at December 31, 2015, as applicable, unless otherwise indicated.

Rogers Communications Inc.	1	Third Quarter 2016

Reporting Segments

We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it
Strategic Update	3	Commitments and Contractual Obligations	27
Summary of Consolidated Financial Results	5	Regulatory Developments	27
Key Changes in Financial Results Compared to 2015	6	Updates to Risks and Uncertainties	28
Results of our Reporting Segments	7	Critical Accounting Policies and Estimates	29
Review of Consolidated Performance	14	Financial Guidance	30
Managing our Liquidity and Financial Resources	18	Key Performance Indicators	31
Overview of Financial Position	22	Non-GAAP Measures	32
Financial Condition	23	Other Information	36
Financial Risk Management	23	About Forward-Looking Information	38

Rogers Communications Inc.	2	Third Quarter 2016

Strategic Update

Change in President and Chief Executive Officer

Rogers has announced that President and Chief Executive Officer Guy Laurence will step down effective immediately. It was also announced that Joseph Natale will be appointed as President and Chief Executive Officer as soon as he is in a position to join Rogers. During the interim, Board Chair Alan Horn will act as President and Chief Executive Officer.

Rogers 3.0

Our Rogers 3.0 plan is a multi-year plan intended to:

•	re-accelerate revenue growth in a sustainable way; and
•	continue our track record of translating revenue into strong margins and free cash flow, a solid return on assets, and ultimately increasing returns to shareholders.

There are a number of opportunities we expect will help drive improved performance going forward, including:

•	further improving the customer experience;
•	maintaining leadership and momentum in Wireless;
•	strengthening our Cable offerings; and
•	driving growth in the business market.

Improving the Customer Experience

Our improvements to the customer experience are a key driver in lowering our Wireless postpaid churn. This quarter, we improved postpaid churn by 5 basis points year on year to 1.26%, which represents our lowest third quarter churn since 2013 and the fourth quarter in a row in which we posted an improvement to this metric.

We are committed to enhancing our self-serve options. During the quarter, self-serve transactions on the Rogers brand increased by 65% year on year. The latest example of Rogers’ commitment to improving the customer experience through self-serve technology is a new data manager tool launched in October 2016. With this new tool, Share Everything customers have full control over managing their Wireless data usage in real time. With our offering, the bill payer can allocate the plan’s data bucket by family member and set usage notifications for any member at no charge and without the need for a customer care call.

Maintaining Leadership and Momentum in Wireless

Our compelling value propositions, improving customer experience, and best-in-class networks continue to drive momentum in our Wireless segment. This quarter, Wireless reported its highest service revenue growth and postpaid net additions since 2010 and grew adjusted operating profit year on year. For the fifth quarter in a row, Wireless significantly increased postpaid net additions year on year. This quarter, Wireless saw an increase of almost 50%, or 37,000, to 114,000 net additions.

Improving Cable on the Strength of Internet

Subscriber trends are improving in our Cable segment on the strong popularity of Ignite Internet, including Ignite Gigabit Internet.

Our Cable product mix continues to shift to higher-margin Internet services. We generated double-digit Internet revenue growth for the fifth quarter in a row. Quarterly Internet net additions of 39,000 were the highest since 2011 and improved 15,000 year on year.

Over 40% of our residential Internet base is on plans of 100 megabits per second or higher, and the majority of new Internet subscribers are signing on at these speeds. By the end of 2016, we expect to offer Ignite Gigabit Internet to our entire Cable footprint of over four million homes at an incremental in-year capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments, positioning us well to earn attractive returns on investment for our shareholders.

Consumer interest in 4K TV continues to grow. By the end of 2016, we expect to have delivered approximately 100 live sporting events in 4K. To achieve the high quality 4K resolution, as well as to support our anticipated Internet Protocol Television (IPTV) introduction, high levels of bandwidth are required. Our hybrid fibre-coaxial cable network already has the capability to deliver the required bandwidth. With more 4K television sets and video streaming devices in the home, the high bit rate requirement further emphasizes the speed and capacity advantages of Rogers’ hybrid fibre-coaxial cable network over the legacy networks of our telecommunication competitors. We are well positioned to improve subscriber trends further over time with enhanced TV offerings, including IPTV.

Rogers Communications Inc.	3	Third Quarter 2016

Driving Growth in the Business Market

Rogers is currently under-indexed in the growing enterprise market. We launched Rogers Unison, a fully managed, truly mobile communications system to small businesses in July 2016. The product enables users to work seamlessly across devices while realizing cost savings by eliminating legacy desk phones. Early sales have exceeded our expectations, and with the recent extension of Rogers Unison to medium and large enterprises, we have a product that can address, in full, the estimated $2.2 billion business telephony market. We expect to see an increasing contribution from the business market as we build awareness of the strength of our enterprise solutions.

Rogers Communications Inc.	4	Third Quarter 2016

Summary of Consolidated Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Revenue

Wireless	2,037	1,973	3	5,858	5,670	3

Cable	865	871	(1)	2,591	2,610	(1)

Business Solutions	95	94	1	288	282	2

Media	533	473	13	1,596	1,519	5

Corporate items and intercompany eliminations	(38)	(27)	41	(141)	(119)	18

Revenue	3,492	3,384	3	10,192	9,962	2

Adjusted operating profit

Wireless	884	879	1	2,493	2,485	–

Cable	431	416	4	1,239	1,232	1

Business Solutions	31	31	–	93	86	8

Media	79	58	36	120	116	3

Corporate items and intercompany eliminations	(40)	(39)	3	(112)	(113)	(1)

Adjusted operating profit [1]	1,385	1,345	3	3,833	3,806	1

Adjusted operating profit margin [1]	39.7%	39.7%	–	37.6%	38.2%	(0.6pts )

Net income	220	464	(53)	862	1,082	(20)

Basic earnings per share	$0.43	$0.90	(52)	$1.67	$2.10	(20)

Diluted earnings per share	$0.43	$0.90	(52)	$1.67	$2.09	(20)

Adjusted net income [1]	427	472	(10)	1,117	1,159	(4)

Adjusted basic earnings per share [1]	$0.83	$0.92	(10)	$2.17	$2.25	(4)

Adjusted diluted earnings per share [1]	$0.83	$0.91	(9)	$2.16	$2.24	(4)

Additions to property, plant and equipment	549	571	(4)	1,748	1,667	5

Free cash flow [1]	598	660	(9)	1,313	1,402	(6)

Cash provided by operating activities	1,185	1,456	(19)	2,904	2,797	4

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	5	Third Quarter 2016

Key Changes in Financial Results Compared to 2015

Revenue

Wireless service revenue increased 6% this quarter and increased 5% year to date as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable revenue decreased 1% this quarter and year to date due to television subscriber losses over the past year, partially offset by Internet subscriber growth, movement of Internet subscribers to higher speed and usage tiers, and the impact of pricing changes across most product types.

Business Solutions revenue increased 1% this quarter and increased 2% year to date as the growth in on-net next generation services, including our data centre businesses, more than offset the continued planned reduction in lower-margin, off-net legacy revenue.

Media revenue increased 13% this quarter and increased 5% year to date primarily as a result of the continued growth of sports-related revenue, partially offset by lower advertising revenues in radio, publishing, and conventional broadcast TV.

Adjusted operating profit

Wireless adjusted operating profit increased 1% this quarter and increased marginally year to date as a result of service revenue growth as described above, partially offset by higher costs associated with increased volumes and subsidy rates of devices.

Cable adjusted operating profit increased 4% this quarter and increased 1% year to date as a result of Internet revenue growth as described above and lower operating expenses, partially offset by lower Television and Phone revenue.

Business Solutions adjusted operating profit was stable this quarter as a result of the increase in revenues as described above, offset by higher service costs. The 8% increase year to date was as a result of higher revenue.

Media adjusted operating profit increased 36% this quarter and increased 3% year to date as a result of increased revenue as described above, partially offset by increased operating expenses.

Net income and adjusted net income

Net income decreased 53% this quarter and decreased 20% year to date as a result of higher investment-related costs, which included the writedown of the investment and the estimated cost of the remaining obligations related to the wind down of our shomi joint venture, other net losses on divestitures pertaining to investments, and higher restructuring, acquisition and other costs, partially offset by higher adjusted operating profit and lower income taxes.

Adjusted net income decreased 10% this quarter and decreased 4% year to date as a result of higher other investment-related gains incurred in the prior year, partially offset by higher adjusted operating profit in the current year.

Rogers Communications Inc.	6	Third Quarter 2016

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2016	[1]	2015	% Chg	2016	[1]	2015	% Chg

Revenue

Service revenue	1,878		1,776	6	5,400		5,155	5

Equipment revenue	159		197	(19)	458		515	(11)

Revenue	2,037		1,973	3	5,858		5,670	3

Operating expenses

Cost of equipment	469		460	2	1,363		1,276	7

Other operating expenses	684		634	8	2,002		1,909	5

Operating expenses	1,153		1,094	5	3,365		3,185	6

Adjusted operating profit	884		879	1	2,493		2,485	–

Adjusted operating profit margin as a % of service revenue	47.1%		49.5%	(2.4pts )	46.2%		48.2%	(2.0pts )

Additions to property, plant and equipment	161		195	(17)	549		631	(13)

[1]	The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2016	2015	Chg		2016	2015	Chg

Postpaid

Gross additions	432	399	33		1,085	989	96

Net additions	114	77	37		193	75	118

Total postpaid subscribers [2]	8,464	8,240	224		8,464	8,240	224

Churn (monthly)	1.26%	1.31%	(0.05pts	)	1.19%	1.25%	(0.06pts	)

ARPA (monthly)	$121.39	$113.34	$8.05		$116.52	$110.27	$6.25

Prepaid

Gross additions	238	218	20		589	498	91

Net additions	67	77	(10)		73	48	25

Total prepaid subscribers [2,3]	1,679	1,579	100		1,679	1,579	100

Churn (monthly)	3.49%	3.08%	0.41pts		3.57%	3.55%	0.02pts

Blended ARPU (monthly)	$62.30	$61.02	$1.28		$60.32	$59.86	$0.46

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity.

Service revenue

The 6% increase in service revenue this quarter and 5% increase year to date were a result of:

•	larger postpaid and prepaid subscriber bases; and
•

the continued adoption of customer-friendly Rogers Share Everything plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 7% increase in postpaid ARPA this quarter and 6% increase year to date were the result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	7	Third Quarter 2016

The 2% increase in blended ARPU this quarter and 1% increase year to date were a result of:

•	increased service revenue as discussed above; partially offset by
•	the general increase in prepaid net additions over the past year.

In addition, the year to date increase was partially offset by the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity.

We believe the increases in gross and net additions to our postpaid subscriber base and the decrease in postpaid churn this quarter and year to date were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue

The 19% decrease in equipment revenue this quarter and 11% decrease year to date were a result of:

•	larger average subsidies given to customers who purchased devices; and
•	a lower number of device upgrades by existing subscribers. The decrease in device upgrades this quarter was 5%; partially offset by
•	higher gross additions.

Operating expenses

Cost of equipment

The 2% increase in the cost of equipment this quarter and 7% increase year to date were a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and
•	higher gross additions; partially offset by
•	the decrease in device upgrades by existing subscribers, as discussed above.

Other operating expenses

The 8% increase in other operating expenses this quarter was a result of:

•	higher service costs;
•	higher advertising costs; and
•	higher commissions, primarily as a result of our higher gross additions.

The 5% increase in other operating expenses year to date was also partially offset by lower commissions.

Adjusted operating profit

The 1% increase in adjusted operating profit this quarter and marginal increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2016

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2016	2015	% Chg		2016	2015	% Chg

Revenue

Internet	381	344	11		1,117	995	12

Television	387	415	(7)		1,176	1,266	(7)

Phone	95	110	(14)		293	343	(15)
Service revenue	863	869	(1)		2,586	2,604	(1)

Equipment revenue	2	2	–		5	6	(17)

Revenue	865	871	(1)		2,591	2,610	(1)

Operating expenses

Cost of equipment	–	–	–		2	2	–

Other operating expenses	434	455	(5)		1,350	1,376	(2)

Operating expenses	434	455	(5)		1,352	1,378	(2)

Adjusted operating profit	431	416	4		1,239	1,232	1

Adjusted operating profit margin	49.8%	47.8%	2.0	pts	47.8%	47.2%	0.6	pts

Additions to property, plant and equipment	255	244	5		801	722	11

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2016	2015	Chg	2016	2015	Chg

Internet

Net additions	39	24	15	67	21	46

Total Internet subscribers [2]	2,115	2,032	83	2,115	2,032	83

Television

Net losses	(14)	(31)	17	(63)	(104)	41

Total television subscribers [2]	1,833	1,920	(87)	1,833	1,920	(87)

Phone

Net additions (losses)	5	(14)	19	–	(45)	45

Total phone subscribers [2]	1,090	1,105	(15)	1,090	1,105	(15)

Cable homes passed [2]	4,227	4,130	97	4,227	4,130	97

Total service units [3]

Net additions (losses)	30	(21)	51	4	(128)	132

Total service units [2]	5,038	5,057	(19)	5,038	5,057	(19)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone subscribers.

Revenue

The 1% decrease in revenue this quarter and 1% decrease year to date were primarily a result of:

•	Television subscriber losses over the past year; partially offset by
•	a higher subscriber base for our Internet products; and
•	the impact of pricing changes implemented over the past year.

Rogers Communications Inc.	9	Third Quarter 2016

Internet revenue

The 11% increase in Internet revenue this quarter and 12% increase year to date were a result of:

•	a larger Internet subscriber base;
•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; and
•	the impact of changes in Internet service pricing; partially offset by
•	a decline in additional usage-based revenue as portions of the subscriber base move to higher-value, unlimited usage plans.

Television revenue

The 7% decreases in Television revenue this quarter and year to date were a result of:

•	the decline in Television subscribers over the past year; and
•	more promotional pricing provided to subscribers; partially offset by
•	the impact of Television service pricing changes implemented over the past year.

Phone revenue

The 14% decrease in Phone revenue this quarter and 15% decrease year to date were a result of:

•	the impact of pricing packages, primarily related to Ignite multi-product bundles; and
•	a smaller subscriber base.

Operating expenses

The 5% decrease in operating expenses this quarter and 2% decrease year to date were a result of:

•	lower service and programming costs, partially due to a vendor credit received this quarter;
•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
•	various cost efficiency and productivity initiatives; partially offset by
•	increased advertising, partially related to our Ignite Internet and 4K TV offerings.

Adjusted operating profit

The 4% increase in adjusted operating profit this quarter and the 1% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2016

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended September 30					Nine months ended September 30
(In millions of dollars, except margins)	2016	[1]	2015	% Chg		2016	[1]	2015	% Chg

Revenue

Next generation	77		71	8		230		214	7

Legacy	17		22	(23)		54		65	(17)

Service revenue	94		93	1		284		279	2

Equipment revenue	1		1	–		4		3	33

Revenue	95		94	1		288		282	2

Operating expenses	64		63	2		195		196	(1)

Adjusted operating profit	31		31	–		93		86	8

Adjusted operating profit margin	32.6%		33.0%	(0.4	)pts	32.3%		30.5%	1.8	pts

Additions to property, plant and equipment	33		41	(20)		109		122	(11)

[1]	The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Revenue

The 1% increase in service revenue this quarter and 2% increase year to date were a result of the continued execution of our plan to grow higher-margin, next generation on-net and near-net IP-based services revenue, offset by the continued decline in our legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 82% of total service revenue in the quarter (2015 - 76%) and 81% year to date (2015 - 77%).

Operating expenses

The 2% increase in operating expenses this quarter was a result of higher service costs related to our next generation on-net and near-net IP-based offerings. The 1% decrease year to date was a result of various cost efficiency and productivity initiatives, partially offset by higher service costs as discussed above.

Adjusted operating profit

The stable adjusted operating profit this quarter and the 8% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2016

MEDIA

Media Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue	533	473	13	1,596	1,519	5

Operating expenses	454	415	9	1,476	1,403	5

Adjusted operating profit	79	58	36	120	116	3

Adjusted operating profit margin	14.8%	12.3%	2.5pts	7.5%	7.6%	(0.1pts	)

Additions to property, plant and equipment	12	12	–	43	32	34

Revenue

The 13% increase in revenue this quarter and 5% increase year to date were a result of:

•	higher sports-related revenue, driven by the strength of Sportsnet, including the World Cup of Hockey in September, as well as the success of the Toronto Blue Jays; partially offset by
•	lower advertising revenues across radio, publishing, and conventional broadcast TV.

Operating expenses

The 9% increase in operating expenses this quarter and 5% increase year to date were a result of:

•	higher sports-related costs; partially offset by
•	lower conventional broadcast TV, publishing, and radio costs, partly due to cost savings from operating efficiencies and job cuts during the first two quarters of 2016.

Adjusted operating profit

The 36% increase in adjusted operating profit this quarter was primarily a result of the increase in sports-related revenues. The 3% increase year to date was a result of the revenue and expense changes described above.

Rogers Communications Inc.	12	Third Quarter 2016

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except capital intensity)	2016	2015	% Chg	2016	2015	% Chg

Additions to property, plant and equipment

Wireless	161	195	(17)	549	631	(13)

Cable	255	244	5	801	722	11

Business Solutions	33	41	(20)	109	122	(11)

Media	12	12	–	43	32	34

Corporate	88	79	11	246	160	54

Total additions to property, plant and equipment [1]	549	571	(4)	1,748	1,667	5

Capital intensity [2]	15.7%	16.9%	(1.2)pts	17.2%	16.7%	0.5pts

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[2]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

The decrease in additions to property, plant and equipment in Wireless this quarter and the decrease year to date were primarily a result of higher LTE network investments incurred last year relative to this year to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network has reached 91% of Canada’s population as at September 30, 2016 (December 31, 2015 - 78%). The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network has reached approximately 95% of Canada’s population as at September 30, 2016 (December 31, 2015 - 93%).

Cable

The increase in additions to property, plant and equipment in Cable this quarter and the increase year to date were a result of greater investment in network infrastructure to further improve the reliability and quality of our network. We believe this has allowed us to keep ahead of customer data demands, to increase the capacity of our Internet platform to deliver Ignite Gigabit Internet across our Cable footprint by the end of the year, and to support our development of IPTV.

Business Solutions

The decrease in additions to property, plant and equipment in Business Solutions this quarter and the decrease year to date were a result of investments in our data centres last year.

Media

The additions to property, plant and equipment in Media were stable this quarter. The increase year to date reflects greater current year investments made to our digital platforms and broadcast facilities.

Corporate

The increase in additions to property, plant and equipment in Corporate this quarter and the increase year to date were a result of higher spending on premise improvements at our various offices, as well as higher information technology investments.

Capital intensity

Capital intensity decreased this quarter as a result of lower additions to property, plant and equipment in our Wireless and Business Solutions segments as described above. Year to date, capital intensity increased as a result of higher additions to property, plant and equipment in our Corporate segment as described above relative to the increase in revenue described previously. Consistent with our guidance, which we announced on January 27, 2016, we continue to expect lower additions to property, plant and equipment this year.

Rogers Communications Inc.	13	Third Quarter 2016

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,385	1,345	3	3,833	3,806	1

Deduct (add):

Stock-based compensation	18	13	38	45	39	15

Depreciation and amortization	575	576	–	1,721	1,697	1

Restructuring, acquisition and other	55	37	49	126	88	43

Finance costs	188	190	(1)	573	582	(2)

Other expense (income)	220	(59)	n/m	195	(36)	n/m

Income taxes	109	124	(12)	311	354	(12)

Net income	220	464	(53)	862	1,082	(20)

n/m – not meaningful

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and
•	changes in the market price of RCI Class B shares; offset by
•

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for more information about equity derivatives.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2016		2015	2016		2015

Impact of vesting	17		14	51		43

Impact of change in price	23		10	46		6

Equity derivatives, net of interest receipt	(22)		(11)	(52)		(10)

Total stock-based compensation	18		13	45		39

Depreciation and amortization
	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Depreciation	550	536	3	1,645	1,576	4

Amortization	25	40	(38)	76	121	(37)

Total depreciation and amortization	575	576	–	1,721	1,697	1

Total depreciation and amortization was stable this quarter and increased year to date as a result of:

•	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets; partially offset by
•	the effect of a lower net book value of intangible assets as certain intangible assets become fully amortized.

Rogers Communications Inc.	14	Third Quarter 2016

Restructuring, acquisition and other

This quarter and year to date, we incurred $55 million and $126 million (2015 - $37 million and $88 million), respectively, in restructuring, acquisition and other expenses. The costs this quarter and year to date were primarily a result of severance costs associated with the targeted restructuring of our employee base and costs related to the wind down and changes of certain businesses. For the prior year to date, we also incurred costs related to the reorganization of our OMNI television stations, the acquisition of Mobilicity, and the purchase of our interest in Glentel.

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Interest on borrowings [1]	185	189	(2)	573	571	–

Interest on post-employment benefits liability	2	3	(33)	7	8	(13)

Loss on repayment of long-term debt	–	–	–	–	7	(100)

Loss (gain) on foreign exchange	28	3	n/m	(19)	9	n/m

Change in fair value of derivatives	(24)	2	n/m	18	4	n/m

Capitalized interest	(6)	(9)	(33)	(15)	(24)	(38)

Other	3	2	50	9	7	29

Total finance costs	188	190	(1)	573	582	(2)

[1]	Interest on borrowings includes interest on long-term debt and on short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

Interest on borrowings decreased this quarter as a result of a decrease in the principal of our outstanding debt. Year to date, interest on borrowings increased marginally as a result of a greater amount of debt outstanding as compared to the same period in 2015. See “Managing our Liquidity and Financial Resources” and “Financial Condition” for more information about our debt and related finance costs.

Other expense (income)

The increases in other expense (income) this quarter and year to date were primarily a result of equity losses recognized on certain of our joint ventures. During the quarter, we announced the decision to wind down our shomi joint venture effective November 30, 2016 and recognized a loss of $140 million associated with the writedown of the investment and the estimated cost of the remaining obligations of shomi. Additionally, we recognized a net loss of $50 million this quarter on divestitures pertaining to investments. In 2015, we recognized a $102 million gain on our acquisition of Mobilicity, partially offset by a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

Rogers Communications Inc.	15	Third Quarter 2016

Income taxes

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2016	2015	2016	2015

Statutory income tax rate	26.6%	26.5%	26.6%	26.5%

Income before income taxes	329	588	1,173	1,436
Computed income tax expense	87	156	312	381

Increase (decrease) in income taxes resulting from:

Non-deductible stock-based compensation	4	2	7	2

Income tax adjustment, legislative tax change	–	–	3	6

Decrease in tax rate expected to apply to reversal of temporary differences	–	–	(18)	–

Non-taxable gain on acquisition	–	(27)	–	(27)

Non-taxable portion of capital gain	(2)	–	(7)	–

Non-deductible portion of equity losses	19	10	16	13

Other items	1	(17)	(2)	(21)

Total income taxes	109	124	311	354

Effective income tax rate	33.1%	21.1%	26.5%	24.7%

Cash income taxes paid (received)	59	(66)	214	190

The effective income tax rate for this quarter is higher than the statutory tax rate, primarily as a result of non-deductible equity losses recognized on certain of our investments. The year to date effective income tax rate did not differ materially from the statutory tax rate as the tax impact of non-deductible equity losses was offset by a decrease to the tax rate applicable to certain temporary differences due to a change in the expected manner of recovery.

Cash income taxes paid increased this quarter and increased year to date as a result of a tax installment refund received during the same period in 2015, resulting from our acquisition of Mobilicity.

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Net income	220	464	(53)	862	1,082	(20)

Basic earnings per share	$0.43	$0.90	(52)	$1.67	$2.10	(20)

Diluted earnings per share	$0.43	$0.90	(52)	$1.67	$2.09	(20)

Rogers Communications Inc.	16	Third Quarter 2016

Adjusted net income

We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,385	1,345	3	3,833	3,806	1

Deduct:

Depreciation and amortization	575	576	–	1,721	1,697	1

Finance costs [2]	188	190	(1)	573	575	–

Other expense (income) [3]	30	(29)	n/m	44	(6)	n/m

Income taxes [4]	165	136	21	378	381	(1)

Adjusted net income [1]	427	472	(10)	1,117	1,159	(4)

Adjusted basic earnings per share [1]	$0.83	$0.92	(10)	$2.17	$2.25	(4)

Adjusted diluted earnings per share [1]	$0.83	$0.91	(9)	$2.16	$2.24	(4)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $7 million loss on repayment of long-term debt for the nine months ended September 30, 2015.
[3]

Other expense for the three and nine months ended September 30, 2016 excludes a $50 million net loss on divestitures pertaining to investments and a $140 million loss on the wind down of our shomi joint venture. In addition, the nine months ended September 30, 2016 excludes a $39 million gain on sale of an investment. Other income for the three and nine months ended September 30 2015 excludes a $102 million gain on acquisition of Mobilicity and a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

[4]

Income taxes exclude a $56 million recovery (2015 - $12 million recovery) for the quarter and a $70 million recovery (2015 - $33 million recovery) for the year to date related to the income tax impact for adjusted items. These recoveries were partially offset by expenses as a result of legislative tax changes of $3 million (2015 - $6 million) for the year to date.

Rogers Communications Inc.	17	Third Quarter 2016

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,367	1,345	3,718	3,740

Change in non-cash operating working capital items	117	279	32	(115)
Cash provided by operating activities before income taxes paid and interest paid	1,484	1,624	3,750	3,625

Cash income taxes (paid) received	(59)	66	(214)	(190)

Interest paid	(240)	(234)	(632)	(638)

Cash provided by operating activities	1,185	1,456	2,904	2,797

Investing activities:

Additions to property, plant and equipment	(549)	(571)	(1,748)	(1,667)

Additions to program rights [1]	(19)	(19)	(43)	(37)

Changes in non-cash working capital related to property, plant and equipment and intangible assets [1]	(42)	(145)	(147)	(283)

Acquisitions and other strategic transactions, net of cash acquired	–	(471)	–	(1,072)

Other	(11)	(4)	(4)	(38)

Cash used in investing activities	(621)	(1,210)	(1,942)	(3,097)

Financing activities:

Net (repayments) proceeds received on short-term borrowings	–	(158)	250	17

Net (repayment) issuance of long-term debt	(215)	141	(481)	672

Net proceeds (repayments) on settlement of debt derivatives and forward contracts	25	–	(17)	154

Dividends paid	(247)	(247)	(741)	(730)

Other	5	–	5	–

Cash (used in) provided by financing activities	(432)	(264)	(984)	113

Change in cash and cash equivalents	132	(18)	(22)	(187)

(Bank advances) cash and cash equivalents, beginning of period	(143)	7	11	176

(Bank advances) cash and cash equivalents, end of period	(11)	(11)	(11)	(11)

[1]

We have reclassified $74 million from additions to program rights to changes in non-cash working capital related to property, plant and equipment and intangible assets for the third quarter of 2015. The reclassification had no net impact on cash used in investing activities.

Operating activities

The 19% decrease in cash provided by operating activities this quarter was a result of lower net funding provided by non-cash working capital, higher cash income taxes as a result of the timing of installment payments, and higher interest paid this quarter. The 4% increase year to date was a result of lower interest paid and higher net funding provided by non-cash working capital, partially offset by higher cash income taxes paid.

Investing activities

Additions to property, plant and equipment

We spent $549 million this quarter on additions to property, plant and equipment before changes in non-cash working capital items, which was lower than the same period in 2015, and $1,748 million year to date, which was higher than the same period in 2015. See “Additions to Property, Plant and Equipment” for more information.

Rogers Communications Inc.	18	Third Quarter 2016

Acquisitions and other strategic transactions

Last year, we paid $471 million in the quarter, mainly related to the acquisition of Mobilicity and certain dealer stores. We also paid $27 million related to the acquisition of 2500 MHz spectrum licences, $102 million for the final payment for Shaw spectrum licences, and $473 million related to our Glentel investment for the prior year to date.

Financing activities

Accounts receivable securitization

Below is a summary of the activity relating to our accounts receivable securitization program for the quarter and year to date:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Short-term borrowings
Proceeds received on short-term borrowings	–	26	295	272
Repayment of short-term borrowings	–	(184)	(45)	(255)

Net (repayments) proceeds received on short-term borrowings	–	(158)	250	17

As at September 30, 2016, our total funding under the securitization program was $1,050 million (December 31, 2015 - $800 million).

In July 2016, we amended the terms of the accounts receivable securitization program to, among other things, extend the expiry date from January 1, 2018 to January 1, 2019.

Bank and letter of credit facilities

Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities for the quarter and year to date:

	Three months ended September 30, 2016				Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$	)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Issuance of US dollar long-term debt	478		1.29	617	1,885	1.32	2,479

Issuance of Canadian dollar long-term debt				625			815

Total long-term debt issued				1,242			3,294

Repayment of US dollar long-term debt	(605)		1.31	(792)	(1,124)	1.30	(1,460)

Repayment of Canadian dollar long-term debt				(665)			(1,315)

Total long-term debt repaid				(1,457)			(2,775)

	Three months ended September 30, 2015				Nine months ended September 30, 2015
(In millions of dollars, except exchange rates)	Notional (US$)		Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Issuance of Canadian dollar long-term debt				1,375			4,835

Repayment of Canadian dollar long-term debt				(1,225)			(3,085)

Rogers Communications Inc.	19	Third Quarter 2016

As at September 30, 2016, we had $998 million (US$761 million) of borrowings outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). Certain funds were borrowed in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see “Financial Risk Management” for more information).

As at September 30, 2016, we had available liquidity under our bank credit facilities of $2.5 billion, as illustrated below. Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures.

	As at September 30	As at December 31
(In millions of dollars)	2016	2015

Total available revolving & non-revolving credit and credit facilities	3,568	3,567

Add (deduct):

Outstanding letters of credit	(68)	(68)

Borrowings	(1,009)	(500)

Available liquidity - bank credit facilities	2,491	2,999

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

Senior notes

We did not issue new senior notes this quarter or year to date. The table below provides a summary of the repayment of our senior notes for the three and nine months ended September 30, 2016 and 2015.

	Three months ended September 30, 2016		Nine months ended September 30, 2016
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

May 26, 2016	–	–	–	1,000

	Three months ended September 30, 2015		Nine months ended September 30, 2015
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 15, 2015	–	–	550	702

March 15, 2015	–	–	280	357
Total	–	–	830	1,059

Dividends

The table below shows when dividends were declared and paid on both classes of our shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247

April 18, 2016	June 12, 2016	July 4, 2016	0.48	247

August 11, 2016	September 11, 2016	October 3, 2016	0.48	247

January 28, 2015	March 13, 2015	April 1, 2015	0.48	248

April 21, 2015	June 12, 2015	July 2, 2015	0.48	247

August 13, 2015	September 11, 2015	October 1, 2015	0.48	247

October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

Rogers Communications Inc.	20	Third Quarter 2016

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,385	1,345	3	3,833	3,806	1

Deduct (add):

Additions to property, plant and equipment [2]	549	571	(4)	1,748	1,667	5

Interest on borrowings, net of capitalized interest	179	180	(1)	558	547	2

Cash income taxes [3]	59	(66)	n/m	214	190	13

Free cash flow [1]	598	660	(9)	1,313	1,402	(6)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 9% decrease in free cash flow this quarter was a result of higher cash income taxes due to a tax installment refund during the same period in 2015 in connection with the acquisition of Mobilicity, partially offset by higher adjusted operating profit and lower additions to property, plant and equipment. Year to date, the 6% decrease was a result of higher additions to property, plant and equipment due to the timing of investments in our network and higher cash income taxes, as discussed above, partially offset by higher adjusted operating profit.

Rogers Communications Inc.	21	Third Quarter 2016

Overview of Financial Position

Consolidated statements of financial position

(In millions of dollars)	As at September 30 2016	As at December 31 2015	$ Chg	% Chg	Explanation of significant changes

Assets

Current assets:

Cash and cash equivalents	–	11	(11)	(100)	See “Managing our Liquidity and Financial Resources” for more information.

Accounts receivable	1,889	1,792	97	5	Reflects an increase in trade receivables driven by seasonality and increased revenue.

Inventories	270	318	(48)	(15)	Reflects a decrease in Wireless handset inventory.

Other current assets	338	303	35	12	Reflects an increase in prepaid expenses primarily related to annual Wireless spectrum licence fees.

Current portion of derivative instruments	113	198	(85)	(43)	Reflects changes in market values of debt derivatives and expenditure derivatives primarily as a result of the appreciation of the Cdn$ relative to the US$, as well as the settlement and maturity of certain derivatives discussed in “Financial Risk Management”.
Total current assets	2,610	2,622	(12)	–

Property, plant and equipment	11,096	10,997	99	1	Reflects additions to property, plant and equipment offset by depreciation. See “Additions to Property, Plant and Equipment” for more information.

Intangible assets	7,151	7,243	(92)	(1)	Reflects amortization of intangible assets.

Investments	2,185	2,271	(86)	(4)	Reflects net losses on divestitures pertaining to investments and the wind down of shomi, partially offset by fair value adjustments for publicly-traded investments.

Derivative instruments	1,767	1,992	(225)	(11)	See “Current portion of derivative instruments” for more information.

Other long-term assets	112	150	(38)	(25)	Reflects a reclassification of long term receivables to current.

Deferred tax assets	10	9	1	11	n/m

Goodwill	3,891	3,891	–	–	n/m

Total assets	28,822	29,175	(353)	(1)

Liabilities and shareholders’ equity

Current liabilities:

Bank advances	11	–	11	n/m	See “Managing our Liquidity and Financial Resources” for more information.

Short-term borrowings	1,050	800	250	31	Reflects net funding received under the accounts receivable securitization program.

Accounts payable and accrued liabilities	2,668	2,708	(40)	(1)	Reflects lower accrued interest on long-term debt as a result of the timing of scheduled payments.

Income tax payable	213	96	117	122	Reflects the timing of tax installments.

Current portion of provisions	146	10	136	1,360	Primarily reflects a provision related to certain obligations expected to be incurred in our shomi joint venture.

Unearned revenue	355	388	(33)	(9)	Reflects a decrease pertaining to a loyalty program; partially offset by increases in customer deposits at the Toronto Blue Jays.

Current portion of long-term debt	750	1,000	(250)	(25)	Reflects the upcoming maturity of our $250 million and $500 million senior notes in 2017, partially offset by the repayment of $1,000 million of senior notes during the year.

Current portion of derivative instruments	94	15	79	n/m	Reflects changes in market values of bond forwards and equity and expenditure derivatives. See “Financial Risk Management” for more information.
Total current liabilities	5,287	5,017	270	5

Provisions	29	50	(21)	(42)	n/m

Long-term debt	15,177	15,870	(693)	(4)	Mainly reflects revaluation from the appreciation of the Cdn$ relative to the US$ and the upcoming maturity of $750 million in senior notes in early 2017 that are now classified as current, partially offset by an increase in our credit facility borrowings. See “Financial Risk Management” for more information.

Derivative instruments	219	95	124	131	Reflects changes in market values of bond forwards, debt derivatives, and expenditure derivatives primarily as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management” for more information.

Other long-term liabilities	429	455	(26)	(6)	Reflects a decrease in pension liability as a result of annual employer contributions.

Deferred tax liabilities	1,860	1,943	(83)	(4)	Primarily reflects the reversal of certain temporary differences.
Total liabilities	23,001	23,430	(429)	(2)

Shareholders’ equity	5,821	5,745	76	1	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	28,822	29,175	(353)	(1)

Rogers Communications Inc.	22	Third Quarter 2016

Financial Condition

	As at September 30	As at December 31
(In millions of dollars)	2016	2015

Cash and cash equivalents	–	11

Bank credit facilities	2,491	3,000

Accounts receivable securitization program	–	250

Total available liquidity	2,491	3,261

In addition to the sources of available liquidity noted above, we held $999 million of marketable securities in publicly-traded companies as at September 30, 2016 (December 31, 2015 - $966 million).

Our borrowings had a weighted average cost of financing of 4.59% as at September 30, 2016 (December 31, 2015 - 4.82%) and a weighted average term to maturity of 10.3 years (December 31, 2015 - 10.8 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

•	the issuance of senior notes in December 2015 at comparatively lower interest rates;
•	greater utilization of our bank credit facilities and AR securitization program as at September 30, 2016; and
•	the repayment of senior notes in May 2016 that were issued at comparatively higher interest rates.

As at September 30, 2016, the credit ratings on RCI’s outstanding senior notes and debentures were as follows:

•	Moody’s Ratings Services: Baa1 with a stable outlook (unchanged);
•	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (unchanged); and
•	Fitch Ratings: BBB+ with a stable outlook (unchanged).

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2015 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 85.4% of our outstanding debt, including short-term borrowings, as at September 30, 2016 (December 31, 2015 - 90.3%).

Debt derivatives

During the quarter and year to date, we entered into debt derivatives related to our credit facility borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings. As a result of the short-term nature of these debt derivatives related to our credit facility borrowings, we have not designated them as hedges for accounting purposes.

This quarter and year to date, we entered into and settled debt derivatives related to our credit facility borrowings as follows:

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	2,939	1.30	3,827	6,736	1.30	8,777

Debt derivatives settled	3,066	1.30	3,975	5,975	1.30	7,774

Net cash (paid) received on debt derivatives			(25)			17

We did not enter into any debt derivatives related to our credit facility borrowings during the three and nine months ended September 30, 2015. See “Mark-to-market value” for more information about our debt derivatives.

Rogers Communications Inc.	23	Third Quarter 2016

Bond forwards

We did not enter into any new bond forwards or settle any existing bond forwards this quarter or year to date. See “Mark-to-market value” for more information about our bond forwards.

Expenditure derivatives

As at September 30, 2016, our outstanding expenditure derivatives had terms to maturity ranging from October 2016 to December 2018 (December 31, 2015 - January 2016 to December 2017).

Below is a summary of the activity relating to our expenditure derivatives for the quarter and year to date:

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	60	1.27	76	750	1.34	1,002

Expenditure derivatives settled	210	1.22	257	630	1.22	770

	Three months ended September 30, 2015			Nine months ended September 30, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.32	475	690	1.27	877

Expenditure derivatives settled	225	1.12	252	585	1.11	649

See “Mark-to-market value” for more information about our expenditure derivatives.

Equity derivatives

As at September 30, 2016, we had equity derivatives for 5.4 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.30 (December 31, 2015 - $50.37).

In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of stock-based compensation units outstanding.

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

See “Mark-to-market value” for more information about our equity derivatives.

Rogers Communications Inc.	24	Third Quarter 2016

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)

Debt derivatives accounted for as cash flow hedges:

As assets	5,200	1.0401	5,409	1,814

As liabilities	1,000	1.3382	1,338	(57)

Short-term debt derivatives not accounted for as hedges:

As liabilities	761	1.3173	1,002	(4)
Net mark-to-market debt derivative asset				1,753

Bond forwards accounted for as cash flow hedges:

As liabilities			1,400	(217)

Expenditure derivatives accounted for as cash flow hedges:

As assets	780	1.2618	984	37

As liabilities	480	1.3828	664	(35)
Net mark-to-market expenditure derivative asset				2

Equity derivatives not accounted for as hedges:

As assets			270	29
Net mark-to-market asset				1,567

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)

Debt derivatives accounted for as cash flow hedges:

As assets	5,900	1.0755	6,345	2,032

As liabilities	300	1.3367	401	(4)
Net mark-to-market debt derivative asset				2,028

Bond forwards accounted for as cash flow hedges:

As liabilities	–	–	1,400	(91)

Expenditure derivatives accounted for as cash flow hedges:

As assets	1,140	1.2410	1,415	158

Equity derivatives not accounted for as hedges:

As liabilities	–	–	286	(15)
Net mark-to-market asset				2,080

Rogers Communications Inc.	25	Third Quarter 2016

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2016	2015

Long-term debt [1]	16,030	16,981

Net debt derivative assets valued without any adjustment for credit risk [2]	(1,829)	(2,180)

Short-term borrowings	1,050	800

Bank advances (cash and cash equivalents)	11	(11)

Adjusted net debt [3]	15,262	15,590

Adjusted net debt / adjusted operating profit [3,4]	3.0	3.1

[1]

Includes current and long-term portion of long-term debt before the reduction in carrying value arising from purchase accounting and deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition to the cash and cash equivalents as at September 30, 2016 and December 31, 2015 noted above, we held $999 million of marketable securities in publicly-traded companies (December 31, 2015 - $966 million).

Our adjusted net debt decreased by $0.33 billion from December 31, 2015 primarily as a result of a decrease in our outstanding long-term debt. See “Overview of Financial Position” for more information. Our long-term target ratio for adjusted net debt / adjusted operating profit is a range of 2.0 to 2.5.

Outstanding common shares

	As at September 30	As at December 31
	2016	2015
Common shares outstanding [1]

Class A Voting	112,414,092	112,438,692

Class B Non-Voting	402,394,033	402,307,976

Total common shares	514,808,125	514,746,668

Options to purchase Class B Non-Voting shares

Outstanding options	4,875,002	4,873,940

Outstanding options exercisable	2,205,418	2,457,005

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	26	Third Quarter 2016

Commitments and Contractual Obligations

See our 2015 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 21, and 29 of our 2015 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2015 Annual MD&A, since December 31, 2015.

Regulatory Developments

Please see our 2015 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 11, 2016. The following is a list of the significant regulatory developments since that date.

Wholesale Internet costing and pricing

On March 31, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) released its decision on the review of costing inputs and the application process for wholesale high-speed access services (Telecom Decision CRTC 2016-117). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, significantly reducing existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis.

CRTC review of wholesale wireline telecommunications services

On September 20, 2016, the CRTC released a follow-up decision (Telecom Decision CRTC 2016-379) to Telecom Regulatory Policy 2015-326, addressing the technical implementation of new, disaggregated, high-speed access Third Party Internet Access (TPIA), a service that will provide access to fibre-to-the-home facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service are to be filed on November 21, 2016.

Television services distribution

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. By December 1, 2016, we must offer all specialty and premium channels on an “à la carte” basis as well.

On May 24, 2016, the CRTC released a notice of consultation (Broadcasting Notice of Consultation CRTC 2016-197) stating that a hearing will be held in consideration of the license renewal applications of broadcasting distribution undertakings (BDUs), including Rogers. The hearing, at which Rogers appeared on September 7 and 8, 2016, reviewed the practices of all BDU licensees in regard to the small basic service and flexible packaging requirements described above that came into effect on March 1, 2016.

Differential pricing related to Internet data plans

On May 18, 2016, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2016-192) to examine the policy issues surrounding the use of differential pricing practices by Canadian Internet service providers related to the provision of Internet data plans. This proceeding stems from an application made by several parties concerning the pricing practices used by Videotron when offering its Unlimited Music service to its mobile wireless customers. The CRTC intends to establish a clear and transparent regulatory policy regarding differential pricing practices for Internet data plans. The proceeding includes an oral hearing, to commence on October 31, 2016.

Rogers Communications Inc.	27	Third Quarter 2016

CRTC local and community television decision

On June 15, 2016, the CRTC released its decision regarding local and community television policy (Broadcasting Regulatory Policy CRTC 2016-224). The CRTC created a new model for BDU contributions to Canadian programming set to take effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly-created Independent Local News Fund for independently-owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision will provide the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as City, in the case of Rogers), should they wish to do so.

Updates to Risks and Uncertainties

Please see our 2015 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 11, 2016, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal by the plaintiff from this decision was dismissed by the Manitoba Court of Appeal. The British Columbia Court of Appeal has issued a similar decision. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada from the decisions of the Nova Scotia, Manitoba, and Alberta Courts of Appeal. We have not recognized a liability for this contingency.

Rogers Communications Inc.	28	Third Quarter 2016

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs sought leave to appeal to the Supreme Court of Canada but the Supreme Court of Canada dismissed the leave application. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

Please see our 2015 Annual MD&A and our 2015 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2016

We adopted the following new accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
•	Amendments to IFRS 11, Joint Arrangements

Rogers Communications Inc.	29	Third Quarter 2016

Recent accounting pronouncements not yet adopted

We are required to adopt the following new or revised accounting standards on or after January 1, 2016, at the earliest. We are assessing the impact of adopting these new or revised standards on our forthcoming interim and annual consolidated financial statements.

•	IFRS 9, Financial Instruments (effective January 1, 2018)
•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
•	IFRS 16, Leases (effective January 1, 2019)

We have not yet adopted certain additional accounting standards, interpretations, and amendments that were previously issued but are not yet effective. See our 2015 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services;
•	the chairman of a company that provides printing services to the Company; and
•	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. The related party activity for the business transactions described above is summarized as follows:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015
Printing, legal services, and commission paid on premiums for insurance coverage	7	7	18	24

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2016 and 2015.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reporting segments, refer to our 2015 Annual MD&A.

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, which were provided on January 27, 2016. See “About Forward-Looking Information” in this MD&A and in our 2015 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	30	Third Quarter 2016

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2015 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;
•	Subscriber churn;
•	Postpaid average revenue per account (ARPA);
•	Blended average revenue per user (ARPU); and
•	Capital intensity.

Rogers Communications Inc.	31	Third Quarter 2016

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	• To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

Adjusted operating profit:

Net income

add (deduct)

income taxes, other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets.

Adjusted operating profit margin:

Adjusted operating profit

divided by

revenue (service revenue for Wireless).

Net income
• We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
• We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share

•       To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, loss (gain) on sale or wind down of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow	• To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure.

Total long-term debt

add (deduct)

current portion of long-term debt, deferred transaction  costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.

Long-term debt
• We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit	• To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
• We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	32	Third Quarter 2016

Reconciliation of adjusted operating profit

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Net income	220	464	862	1,082

Add (deduct):

Income taxes	109	124	311	354

Other expense (income)	220	(59)	195	(36)

Finance costs	188	190	573	582

Restructuring, acquisition and other	55	37	126	88

Depreciation and amortization	575	576	1,721	1,697

Stock-based compensation	18	13	45	39

Adjusted operating profit	1,385	1,345	3,833	3,806

Reconciliation of adjusted operating profit margin
	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except percentages)	2016	2015	2016	2015

Adjusted operating profit margin:

Adjusted operating profit	1,385	1,345	3,833	3,806

Divided by: total revenue	3,492	3,384	10,192	9,962

Adjusted operating profit margin	39.7%	39.7%	37.6%	38.2%

Reconciliation of adjusted net income
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Net income	220	464	862	1,082

Add (deduct):

Stock-based compensation	18	13	45	39

Restructuring, acquisition and other	55	37	126	88

Loss on repayment of long-term debt	–	–	–	7

Net loss on divestitures pertaining to investments	50	–	11	–

Gain on acquisition of Mobilicity	–	(102)	–	(102)

Loss on non-controlling interest purchase obligation	–	72	–	72

Loss on wind down of shomi	140	–	140	–

Income tax impact of above items	(56)	(12)	(70)	(33)

Income tax adjustment, legislative tax change	–	–	3	6

Adjusted net income	427	472	1,117	1,159

Rogers Communications Inc.	33	Third Quarter 2016

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Adjusted basic earnings per share:
Adjusted net income	427	472	1,117	1,159
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.83	$0.92	$2.17	$2.25

Adjusted diluted earnings per share:
Adjusted net income	427	472	1,117	1,159
Divided by:
Diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share	$0.83	$0.91	$2.16	$2.24

Reconciliation of free cash flow
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities	1,185	1,456	2,904	2,797
Add (deduct):
Additions to property, plant and equipment	(549)	(571)	(1,748)	(1,667)
Interest on borrowings, net of capitalized interest	(179)	(180)	(558)	(547)
Restructuring, acquisition and other	55	37	126	88
Interest paid	240	234	632	638
Change in non-cash working capital	(117)	(279)	(32)	115
Other adjustments	(37)	(37)	(11)	(22)

Free cash flow	598	660	1,313	1,402

Rogers Communications Inc.	34	Third Quarter 2016

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at September 30	As at December 31
(In millions of dollars)	2016	2015

Current portion of long-term debt	750	1,000
Long-term debt	15,177	15,870
Deferred transaction costs and discounts	103	111
	16,030	16,981
Add (deduct):
Net debt derivative assets	(1,753)	(2,028)
Credit risk adjustment related to net debt derivative assets	(76)	(152)
Short-term borrowings	1,050	800
Bank advances (cash and cash equivalents)	11	(11)

Adjusted net debt	15,262	15,590

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2016	2015

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,262	15,590
Divided by: trailing 12-month adjusted operating profit	5,059	5,032

Adjusted net debt / adjusted operating profit	3.0	3.1

Rogers Communications Inc.	35	Third Quarter 2016

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2016			2015				2014
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue

Wireless	2,037	1,931	1,890	1,981	1,973	1,903	1,794	1,898

Cable	865	870	856	855	871	869	870	871

Business Solutions	95	97	96	95	94	94	94	97

Media	533	615	448	560	473	582	464	544

Corporate items and intercompany eliminations	(38)	(58)	(45)	(39)	(27)	(45)	(47)	(44)

Total revenue	3,492	3,455	3,245	3,452	3,384	3,403	3,175	3,366

Adjusted operating profit (loss)

Wireless	884	846	763	754	879	841	765	725

Cable	431	415	393	426	416	414	402	424

Business Solutions	31	31	31	30	31	27	28	34

Media	79	90	(49)	56	58	90	(32)	78

Corporate items and intercompany eliminations	(40)	(35)	(37)	(40)	(39)	(35)	(39)	(28)

Adjusted operating profit [1]	1,385	1,347	1,101	1,226	1,345	1,337	1,124	1,233

Deduct (add):

Stock-based compensation	18	15	12	16	13	14	12	12

Depreciation and amortization	575	572	574	580	576	562	559	560

Restructuring, acquisition and other	55	27	44	23	37	42	9	43

Finance costs	188	189	196	192	190	182	210	202

Other expense (income)	220	9	(34)	4	(59)	26	(3)	(10)

Net income before income taxes	329	535	309	411	588	511	337	426

Income taxes	109	141	61	112	124	148	82	129

Net income	220	394	248	299	464	363	255	297

Earnings per share:

Basic	$0.43	$0.77	$0.48	$0.58	$0.90	$0.70	$0.50	$0.58

Diluted	$0.43	$0.76	$0.48	$0.58	$0.90	$0.70	$0.48	$0.57

Net income	220	394	248	299	464	363	255	297

Add (deduct):

Stock-based compensation	18	15	12	16	13	14	12	12

Restructuring, acquisition and other	55	27	44	23	37	42	9	43

Gain on acquisition of Mobilicity	–	–	–	–	(102)	–	–	–

Loss on non-controlling interest purchase obligation	–	–	–	–	72	–	–	–

Loss on repayment of long-term debt	–	–	–	–	–	–	7	–

Loss on wind down of shomi	140	–	–	–	–	–	–	–

Net loss on divestitures pertaining to investments	50	–	(39)	–	–	–	–	–

Income tax impact of above items	(56)	(9)	(5)	(7)	(12)	(13)	(8)	(11)

Income tax adjustment, legislative tax change	–	–	3	–	–	6	–	14

Adjusted net income [1]	427	427	263	331	472	412	275	355

Adjusted earnings per share [1]:

Basic	$0.83	$0.83	$0.51	$0.64	$0.92	$0.80	$0.53	$0.69

Diluted	$0.83	$0.83	$0.51	$0.64	$0.91	$0.80	$0.53	$0.69

Additions to property, plant and equipment	549	647	552	773	571	621	475	664

Free cash flow [1]	598	495	220	274	660	476	266	275

Cash provided by operating activities	1,185	1,121	598	950	1,456	1,114	227	1,031

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	36	Third Quarter 2016

Summary of financial information of long-term debt guarantor

Our outstanding public debt, $3.6 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30 (unaudited)	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Selected Statements of Income data measure:
Revenue	1	7	3,001	2,936	537	478	(47)	(37)	3,492	3,384
Net Income (loss)	220	464	296	489	178	337	(474)	(826)	220	464

Nine months ended September 30 (unaudited)	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Selected Statements of Income data measure:
Revenue	8	19	8,741	8,554	1,609	1,536	(166)	(147)	10,192	9,962
Net Income (loss)	862	1,082	747	1,197	676	816	(1,423)	(2,013)	862	1,082

As at period end	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep 30 2016	Dec. 31 2015	Sep 30 2016	Dec. 31 2015	Sep 30 2016	Dec. 31 2015	Sep 30 2016	Dec. 31 2015	Sep 30 2016	Dec. 31 2015
Selected Statements of Financial Position data measure:
Current assets	23,686	23,891	20,440	19,322	8,791	8,331	(50,307)	(48,922)	2,610	2,622
Non-current assets	28,691	27,270	38,926	36,862	5,809	8,236	(47,214)	(45,815)	26,212	26,553
Current liabilities	25,962	24,024	26,389	25,951	4,886	5,609	(51,950)	(50,567)	5,287	5,017
Non-current liabilities	17,096	17,928	1,922	1,655	71	259	(1,375)	(1,429)	17,714	18,413

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist (the dissolution). RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

[4]

The financial information for RCCI and our non-guarantor subsidiaries for December 31, 2015 and the three and nine months ended September 30, 2015 is presented on a pro-forma basis as if the dissolution of RCP had occurred on January 1, 2015.

Rogers Communications Inc.	37	Third Quarter 2016

About Forward-Looking Information

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:

•	revenue;
•	adjusted operating profit;
•	additions to property, plant and equipment;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements; and
•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and communications industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	38	Third Quarter 2016

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2015 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	39	Third Quarter 2016